Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217578

PROCACCIANTI HOTEL REIT, INC.

SUPPLEMENT NO. 2 DATED JUNE 10, 2021

TO THE PROSPECTUS DATED APRIL 21, 2021

This Supplement No. 2 supplements, and should be read in conjunction with, our prospectus dated April 21, 2021 and Supplement No. 1 to our prospectus dated May 18, 2021. Terms used and not otherwise defined in this Supplement No. 2 shall have the same meanings as set forth in our prospectus.

The purpose of this Supplement No. 2 is to describe the following:

•	the status of our initial public offering, or the Offering;
•	an update concerning the anticipated termination of the Offering;
•	our board of directors’ determination of an updated estimated per share net asset value, or NAV, of each of our K-I Shares, K Shares, K-T Shares, A Shares and B Shares;
•	updates to the public offering share prices, purchase prices under our distribution reinvestment plan, or DRIP, and repurchase prices under our share redemption program;
•	updates to the volume discounts on certain sales of K Shares; and
•	our entry into a ground lease and purchase and sale agreement to purchase a hotel property.

Status of this Offering

As of June 8, 2021, we had accepted investors’ subscriptions for and issued approximately 2,651,209 K Shares, 1,106,570 K-I Shares, and 57,480 K-T Shares in the primary portion of this Offering, resulting in receipt of gross proceeds of approximately $25,573,407, $9,644,027 and $560,500, respectively, for total gross proceeds in the primary portion of this Offering of $35,777,934. As of June 8, 2021, we had issued approximately 15,237 K Shares, 11,574 K-I Shares and 1,219 K-T Shares pursuant to our DRIP, resulting in gross proceeds pursuant to our DRIP of approximately $131,936, $102,455 and $10,512, respectively.

At the termination of our private offering, we had received aggregate gross offering proceeds of approximately $15,582,755 from the sale of approximately 1,253,617 K Shares and 318,409 A Shares, which includes 295,409 A Shares purchased by TPG Hotel REIT Investor, LLC, an affiliate of our advisor, to fund organizational and offering expenses associated with the K Shares and Units sold in our private offering. Further, TPG Hotel REIT Investor, LLC purchased an additional $1,500,000 in A Shares on October 26, 2018, an additional $690,000 in A Shares on June 10, 2019 and an additional $440,000 in A Shares on January 19, 2021 pursuant to a private placement.

Therefore, as of June 8, 2021, we had received total gross proceeds of approximately $54,235,593 from the sale of K Shares, K-I Shares, K-T Shares and A Shares in all offerings.

In addition, on February 27, 2020, as partial consideration for our acquisition of the Hilton Garden Inn Property (as defined herein), our operating partnership issued 128,124 Class K units of limited partnership interests in our operating partnership, or Class K OP Units, valued at $10.00 per Class K OP Unit. Such issuance represents a total investment of $1,281,240 in Class K OP Units of our operating partnership. Individuals with direct or indirect interests in the sellers of the Hilton Garden Inn Property who are direct or indirect owners of our sponsor and our advisor received only Class K OP Units and no cash as consideration.

On April 7, 2020, in response to the global pandemic of the novel coronavirus (COVID-19), our board of directors approved the temporary suspension of the sale of shares in our offering, effective April 7, 2020, and of our DRIP, effective April 17, 2020. On June 10, 2020, our board of directors unanimously approved the resumption of the acceptance of subscriptions and the resumption of the operation of the DRIP, which will be effective with the next authorized payment of distributions.

Termination of the Initial Public Offering

Our board of directors has determined that we will cease new sales of primary offering shares on August 13, 2021 and will not file a new registration statement for a follow-on offering. If our board of directors determines, in its sole discretion, to terminate the sale of primary shares pursuant to this offering earlier or later than the dates set forth above, we will notify stockholders by filing a supplement to this prospectus with the SEC.

Determination of the Updated Estimated Per Share NAVs

The following information supplements, and should be read in conjunction with, all discussions contained in our prospectus regarding our calculation of an estimated per share NAV:

On June 9, 2021, our board of directors, or the Board, at the recommendation of the Audit Committee of the Board, or the Committee, comprised solely of independent directors, unanimously approved and established the Estimated Per Share NAVs. The Estimated Per Share NAVs are based on the estimated value of our assets less the estimated value of our liabilities, divided by the approximate number of shares outstanding on a fully diluted basis, calculated as of March 31, 2021, or the Valuation Date. We are providing the Estimated Per Share NAVs to assist broker-dealers in connection with their obligations under National Association of Securities Dealers Conduct Rule 2340, as required by the Financial Industry Regulatory Authority, or FINRA, with respect to customer account statements. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, or the IPA Valuation Guidelines, issued by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), or the IPA, in April 2013, in addition to guidance from the U.S. Securities and Exchange Commission, or the SEC. We believe that there were no material changes between the Valuation Date and the date of this filing that would impact the Estimated Per Share NAVs.

The Committee, pursuant to authority delegated by the Board, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine our Estimated Per Share NAVs, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals.

The Estimated Per Share NAVs were determined after consultation with our advisor, Procaccianti Hotel Advisors, LLC, or PHA or, alternatively, our Advisor, and Robert A. Stanger & Co, Inc., or Stanger, an independent third-party valuation firm. The engagement of Stanger was approved by the Committee. Stanger prepared appraisal reports, or, collectively, the Appraisal Reports, that summarized key information and assumptions and provided an appraised value for each of the four properties, or, collectively, the Appraised Properties, in our portfolio as of March 31, 2021. Stanger also prepared a NAV report, or the NAV Report, that estimates the NAV per share of each of our K-I Shares, K Shares, K-T Shares, A Shares, and B Shares. The NAV Report relied upon: (i) the Appraisal Reports for the Appraised Properties; (ii) Stanger’s estimate of our secured notes payable; (iii) Stanger’s estimate of the six percent per annum dividend rate (for periods prior to March 31, 2020) and seven percent per annum dividend rate (for periods on and after March 31, 2020) on a stated value of $10.00 per share due to holders of Class K Shares, Class K-I Shares and Class K-T Shares as of March 31, 2021, or the K Share Hurdle, and (iv) the Advisor’s estimate of the value of our other assets and liabilities, to calculate each of the Estimated Per Share NAVs of our common and capital stock, and such other reviews as deemed necessary by Stanger. The process for estimating the value of our assets and liabilities was performed in accordance with the provisions of the IPA Valuation Guidelines.

Upon the Committee’s receipt and review of the Appraisal Reports and the NAV Report, or collectively, the Reports, the Committee recommended to the Board: (i) $9.77 as the estimated per share NAV per K-I Share; (ii) $9.85 as the estimated per share NAV per K Share; (iii) $9.85 as the estimated per share NAV per K-T Share; (iv) $0.00 as the estimated per share NAV per A Share; and (v) $0.00 as the estimated per share NAV per B Share, each as of March 31, 2021. Upon the Board’s receipt and review of the Appraisal Reports and recommendation of the Committee, the Board approved the foregoing values as our Estimated Per Share NAVs.

The table below sets forth the calculation of our Estimated Per Share NAVs as of March 31, 2021, as well as the comparable calculation as of March 31, 2020. Certain amounts are reflected net of noncontrolling interests, as applicable.

	3/31/2021	3/31/2020
Components of NAV
Real Estate	$95,900,000	$85,480,000
Mortgage Notes Payable	(53,945,139)	(49,874,504)
Other Assets	13,722,346	9,739,275
Other Liabilities	(2,385,106)	(2,733,717)
Noncontrolling Interest	(7,192,688)	(7,446,348)
Net Asset Value	$46,099,413	$35,164,706

Note:
Class K-I Shares (1)
NAV	$8,048,355	$5,400,689
Shares Outstanding	823,558	631,699
NAV Per Share	$9.77	$8.55

Class K Shares (1)
NAV	$37,580,599	$29,352,997
Shares Outstanding	3,815,367	3,429,862
NAV Per Share	$9.85	$8.56

Class K-T Shares (1)
NAV	$470,458	$411,019
Shares Outstanding	47,769	47,989
NAV Per Share	$9.85	$8.56

Class A Shares
NAV	$0	$0
Shares Outstanding	581,410	537,410
NAV Per Share	$0.00	$0.00

Class B Shares
NAV	$0	$0
Shares Outstanding	125,000	125,000
NAV Per Share	$0.00	$0.00

(1)

In general, because the proceeds from the sale of A Shares are used to pay organization and offering expenses of K Shares, K-I Shares and K-T Shares, the value of each of the K Shares, K-I Shares and K-T Shares is higher than if such shares paid their associated organization and offering expenses.

Methodology and Key Assumptions

In determining the Estimated Per Share NAVs, the Board considered the recommendation of the Committee, the Reports provided by Stanger and information provided by the Advisor. Our goal in calculating the Estimated Per Share NAVs is to arrive at a value that is reasonable and supportable using what the Committee and the Board each deems to be appropriate valuation methodologies and assumptions.

FINRA’s current rules provide no guidance on the methodology an issuer must use to determine its estimated per share NAV. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated per share NAV, and these differences could be significant. The Estimated Per Share NAVs are not audited and does not represent the fair value of our assets less its liabilities according to U.S. generally accepted accounting principles, or GAAP, nor does it represent a liquidation value of our assets and liabilities or the amount our shares of common stock would trade at on a national securities exchange. The estimated asset values may not, however, represent current market value or book value. The estimated value of the Appraised Properties do not necessarily represent the value we would receive or accept if the assets were marketed for sale. The Estimated Per Share NAVs do not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount compared to the sum of the individual property values. The Estimated Per Share NAVs also do not take into account estimated disposition costs and fees for real estate properties that are not held for sale.

The outbreak of the COVID-19, declared by the World Health Organization as a global pandemic on March 11, 2020, has caused and is continuing to cause heightened uncertainty in both local and global market conditions. The effect COVID-19 will have on the real estate markets generally, and on the hospitality industry, will depend in part on both the scale and longevity of the pandemic. While market activity is being impacted in most sectors, at this stage hospitality and retail sectors have been most significantly impacted due to the increased response by local and global authorities, including shelter in place orders, restriction of travel and growing international concern. Although the Estimated Per Share NAV conclusions prepared by Stanger and subsequently determined by the Board are based on the information available at March 31, 2021, previous market information available on March 31, 2021 that was used for comparison purposes is now less reliable to inform opinions of value. The changing responses to COVID-19 create an unprecedented set of circumstances on which to base a judgment. Consequently, less certainty – and a higher degree of caution – should be attached to the Estimated Per Share NAVs than would normally be the case.

Independent Valuation Firm

Stanger was selected by the Committee to appraise and provide a value on the four Appraised Properties. Stanger is engaged in the business of appraising commercial real estate properties and is not affiliated with us or the Advisor. The compensation we paid to Stanger related to the valuation is based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. The Appraisal Reports were reviewed, approved, and signed by an individual with the professional designation of MAI licensed in the state where each real property is located. The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its Reports, Stanger did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.

Stanger collected reasonably available material information that it deemed relevant in appraising our real estate properties. Stanger relied in part on property-level information provided by the Advisor, including historical and projected operating revenues and expenses and information regarding recent or planned capital expenditures.

In conducting their investigation and analyses, Stanger took into account customary and accepted financial and commercial procedures and considerations as they deemed relevant. Although Stanger reviewed information supplied or otherwise made available by us or the Advisor for reasonableness, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. Stanger has assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Stanger were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, the Board, and/or the Advisor. Stanger relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

In performing its analyses, Stanger made numerous other assumptions as of various points in time with respect to industry performance, general business, economic, and regulatory conditions, and other matters, many of which are beyond their control and our control. Stanger also made assumptions with respect to certain factual matters. For example, unless specifically informed to the contrary, Stanger assumed that we have clear and marketable title to each real estate property appraised, that no title defects exist, that any improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no significant deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density, or shape are pending or being considered. Furthermore, Stanger’s analyses, opinions, and conclusions were necessarily based upon market, economic, financial, and other circumstances and conditions existing as of or prior to the date of the Appraisal Reports, and any material change in such circumstances and conditions may affect Stanger’s analyses and conclusions, including changes due to the ongoing Coronavirus (COVID-19) pandemic and related economic effects. The Appraisal Reports contain other assumptions, qualifications, and limitations that qualify the analyses, opinions, and conclusions set forth therein. Furthermore, the prices at which our real estate properties may actually be sold could differ from Stanger’s analyses.

Stanger is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public security offerings, private placements, business combinations, and similar transactions. We do not believe that there are any material conflicts of interest between Stanger, on the one hand, and us, the Advisor, and their affiliates, on the other hand. We engaged Stanger, with approval from the Committee, to deliver its Reports to assist in the NAV calculation and Stanger received compensation for those efforts. In addition, we have agreed to indemnify Stanger against certain liabilities arising out of this engagement. In the three years prior to the date of this filing, Stanger was engaged by us in connection with the March 31, 2020, March 31, 2019 and the February 28, 2018 estimated per share NAVs for which Stanger was paid usual and customary fees. Stanger may from time to time in the future perform other services for us, so long as such other services do not adversely affect the independence of Stanger as certified in the applicable Appraisal Reports.

Although Stanger considered any comments received from us or the Advisor relating to their Reports, the final appraised values of our real estate properties were determined by Stanger for the Appraised Properties. The Reports are addressed solely to the Committee to assist it in calculating and recommending to the Board an estimated per share NAV of our common and capital stock. The Reports are not addressed to the public, may not be relied upon by any other person to establish an estimated per share NAV of our common and capital stock, and do not constitute a recommendation to any person to purchase or sell any shares of our common and capital stock.

The foregoing is a summary of the standard assumptions, qualifications, and limitations that generally apply to the Reports. The Reports, including the analysis, opinions, and conclusions set forth in such reports, are qualified by the assumptions, qualifications, and limitations set forth in the respective reports.

Real Estate Valuation

As described above, we engaged Stanger to provide an appraisal of the Appraised Properties consisting of four properties in our portfolio as of March 31, 2021. In preparing the Appraisal Report, Stanger, among other things:

•	interviewed our officers or the Advisor’s personnel to obtain information relating to the physical condition of each Appraised Property, including known environmental conditions, status of ongoing or planned property additions and reconfigurations, and other factors for such leased properties;

•	reviewed historical operating statements, revenue per available room, average daily rate, occupancy for the subject properties and competing properties, current tax information and a review of tax comparable properties, where appropriate; and

•	reviewed the acquisition criteria and parameters used by real estate investors for properties similar to the subject Properties, including a search of real estate data sources and publications concerning real estate buyer's criteria, discussions with sources deemed appropriate, and a review of transaction data for properties similar to the Properties.

Stanger employed the Income Approach and Sales Comparison Approach, each described below, to estimate the value of the Appraised Properties. The Income Approach is based on the assumption that the value of a property is dependent upon the property’s ability to produce income. In the Income Approach, a discounted cash flow, or DCF, analysis was used to determine the value of the fee simple or leased fee estate, as applicable, in the Appraised Properties. The indicated value by the Income Approach represents the amount an investor may pay for the expectation of receiving the net cash flow from the property and the proceeds from the ultimate sale of the property.

The Sales Comparison Approach utilizes indices of value derived from actual or proposed sales of comparable properties to estimate the value of the subject Property. The appraiser analyzed such comparable sale data as was available to develop a market value conclusion for the subject Property.

Stanger prepared the Appraisal Reports, which summarize key inputs and assumptions, providing a value for each of the Appraised Properties using financial information provided by us and the Advisor. From such review, Stanger selected the appropriate terminal capitalization rate and discount rate in its DCF analysis and the appropriate price per room in its sales comparison analysis.

As of March 31, 2021, we owned an interest in four real estate assets. The total aggregate purchase price of these properties was approximately $74.6 million. In addition, through the Valuation Date, we had invested $1.7 million in capital improvements on these real estate assets since inception. As of the Valuation Date, the total value of the Appraised Properties at our respective ownership interest was approximately $79.7 million. This represents an approximately 4.3% increase in the total value of the real estate assets over the aggregate purchase price and aggregate improvements. The following summarizes the key assumptions that were used in the discounted cash flow and direct capitalization analysis to arrive at the appraised value of the Appraised Properties:

	Range		Weighted Average
Terminal Capitalization Rate	8.25%	9.50%	8.81%
Discount Rate	10.00%	11.00%	10.57%
Income and Expense Growth	3.00%		3.00%

While we believe that Stanger’s assumptions and inputs are reasonable, a change in these assumptions and inputs would impact the calculation of the appraised value of the Appraised Properties. The table below illustrates the impact on the appraised values, before noncontrolling interest adjustments, if the terminal capitalization rates, discount rates and direct capitalization rates were adjusted by 25 basis points or 5.0%, assuming the value conclusion for each Appraised Property is based on the method being sensitized and all other factors remain unchanged:

	Estimated Impact to Appraised Values Due to:
	Increase	Decrease	Increase	Decrease
	25 Basis Points	25 Basis Points	5.0%	5.0%
Terminal Capitalization Rate	$(1,270,173)	$1,323,319	$(2,182,787)	$2,348,131
Discount Rate	$(1,619,867)	$1,634,506	$(3,381,937)	$3,492,099

Loan Valuation

Values for our consolidated secured notes payable, or the Secured Notes Payable, were estimated by Stanger using a discounted cash flow analysis, which used inputs based on the remaining loan terms and estimated current market interest rates for notes payable with similar characteristics, including remaining loan term, loan-to-value ratios, debt-service-coverage ratios, prepayment terms, and collateral property attributes. The current market interest rate was generally determined based on market rates for available comparable debt. The estimated current market interest rates ranged from 3.06% to 6.60% for the Secured Notes Payable.

As of March 31, 2021, Stanger’s estimated fair value of our Secured Notes Payable was $53.9 million, before noncontrolling interest adjustments. The weighted-average discount rate applied to the future estimated debt payments of the Secured Notes Payable was approximately 5.33%.

While we believe that Stanger’s assumptions and inputs are reasonable, a change in these assumptions and inputs would impact the calculation of the estimated value of our Secured Notes Payable. The table below illustrates the impact on the estimated value of the Secured Notes Payable, before noncontrolling interest adjustments, if the market interest rate of the Secured Notes Payable were adjusted by 25 basis points or 5.0%, and assuming all other factors remain unchanged:

Estimated Impact to Fair Market Value of the Secured Notes due to:
Decrease	Increase	Decrease	Increase
25 Basis Points	25 Basis Points	5.0%	5.0%
($319,800)	$332,500	($396,500)	$401,500

Cash, Other Assets, Other Liabilities and Credit Facility

The fair value of our cash, other assets and other liabilities were estimated by the Advisor to approximate carrying value as of the Valuation Date.

The carrying value of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as intangible assets and liabilities and deferred financing costs, have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the respective investments.

Different parties using different assumptions and estimates could derive different estimated per share NAVs, and these differences could be significant. The value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and finance markets.

Common Share Preferred Return

The Estimated Per Share NAV was calculated inclusive of the K Share Hurdle to each share class, net of any distributions made, from inception of us through the Valuation Date.

The Board’s Determination of the Estimated Per Share NAVs

Based upon a review of the Reports provided by Stanger, upon the recommendation of the Committee, the Board estimated the per share NAV for (i) the K-I Shares to be $9.77; (ii) the K Shares to be $9.85; (iii) the K-T Shares to be $9.85; (iv) the A Shares to be $0.00; and (v) the B Shares to be $0.00.

Limitations of Estimated Per Share NAVs

The various factors considered by the Board in determining the Estimated Per Share NAVs were based on a number of assumptions and estimates that may not be accurate or complete. As disclosed above, we are providing the Estimated Per Share NAVs to assist broker-dealers that participate, or participated, in our public offering in meeting their customer account statement reporting obligations. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive different estimated per share NAVs. The Estimated Per Share NAVs are not audited and do not represent the fair value of our assets or liabilities according to GAAP.

Accordingly, with respect to the Estimated Per Share NAVs, we can give no assurance that:

•	a stockholder would be able to resell his or her K-I Shares, K Shares and K-T Shares at the K Share Estimated Per Share NAVs;

•	a stockholder would ultimately realize distributions per share equal to our Estimated Per Share NAV upon liquidation of our assets and settlement of its liabilities or a sale of us;

•	our K-I Shares, K Shares and K-T Shares would trade at the Estimated Per Share NAVs on a national securities exchange;

•	a different independent third-party appraiser or other third-party valuation firm would agree with our Estimated Per Share NAVs; or

•	the Estimated Per Share NAVs, or the methodology used to estimate our Estimated Per Share NAVs, will be found by any regulatory authority to comply with ERISA, the Internal Revenue Code of 1986, as amended or other regulatory requirements. Similarly, the amount a stockholder may receive upon repurchase of his or her shares, if he or she participates in our share repurchase program, may be greater than or less than the amount a stockholder paid for the shares, regardless of any increase in the underlying value of any assets owned by us.

The Estimated Per Share NAVs are based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2021.

Further, the value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. The Estimated Per Share NAVs do not reflect a discount for the fact that we are externally managed, nor do they reflect a real estate portfolio premium/discount versus the sum of the individual property values. The Estimated Per Share NAVs also do not take into account estimated disposition costs and fees for real estate properties that are not held for sale. We currently expect to utilize an independent valuation firm to update the Estimated Per Share NAVs as of March 31, 2021, in accordance with the IPA Valuation Guidelines, but is not required to update the Estimated Per Share NAVs more frequently than annually.

On April 7, 2020, in response to the global pandemic of the novel coronavirus (COVID-19), the Board approved the temporary suspension of the sale of shares in our public offering, effective April 7, 2020, and of its distribution reinvestment plan, effective April 17, 2020. On June 10, 2020, our board of directors unanimously approved the resumption of the acceptance of subscriptions and the resumption of the operation of the DRIP.

The Board expects to modify the prices at which K Shares, K-I Shares and K-T Shares are offered pursuant to the public offering to reflect the updated Estimated Per Share NAVs. The decision to recommence selling shares of our common stock in the public offering and new offering prices has been approved by the Board and will commence effective with a future announcement by us in a prospectus supplement.

Revised Public Offering Share Prices

The following information supplements, and should be read in conjunction with, all discussions contained in our prospectus regarding the public offering share prices:

Commencing on June 10, 2021, the offering price per share of the K Shares will be $9.85 per K Share, the offering price per share of the K-I Shares will be $9.09 per K-I Share (which includes a 7% discount as no commission is payable with respect to such shares) and offering price per share of the K-T Shares will be $9.85 per K-T Share, which each reflect the share valuation (and appropriate discounts).

All subscriptions for shares in the public offering that are received in good order and fully funded by the close of business on June 9, 2021 will be processed using the $8.56 per K Share public offering price, $7.95 per K-I Share public offering price and $8.56 per K-T Share public offering price; all subscriptions for shares in the public offering received and/or funded after the close of business on June 9, 2021 will be processed using a $9.85 per Class K share public offering price, $9.09 per Class K-I share public offering price and $9.85 per Class K-T share public offering price.

Revised Purchase Prices under the Distribution Reinvestment Plan

The following information supplements, and should be read in conjunction with, all discussions contained in our prospectus regarding the purchase prices under DRIP:

The Board determined that commencing on the date of the next monthly DRIP offering, the DRIP offering price per share of each of the K Shares, the K-I Shares and the K-T Shares will be $9.36 per share. As provided under the DRIP, a participant may terminate or modify his or her participation in the DRIP at any time without penalty by delivering a written notice to us.

Any Estimated Per Share NAV approved by the Board in the future may be higher or lower than the most recently disclosed Estimated Per Share NAV for each of the K Shares, K-I Shares and K-T Shares, which may cause the purchase prices under the DRIP to increase or decrease accordingly. The prices under the DRIP are not a representation, warranty or guarantee that (i) a stockholder would be able to realize such per share amounts if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to such per share amounts upon the liquidation or sale of us; (iii) shares of our common stock would trade at such per share amounts on a national securities exchange; or (iv) a third party would offer such per share amounts in an arm’s-length transaction to purchase all or substantially all of our shares of common stock.

Revised Repurchase Prices under the Share Repurchase Program

The following information supplements, and should be read in conjunction with, all discussions contained in our prospectus regarding the repurchase prices under the share repurchase program:

Our amended and restated share repurchase program, or the Share Repurchase Program, provides that the price for shares repurchased under the Share Repurchase Program will be a percentage of the most recent Estimated Per Share NAVs of each share class, as adjusted based on a stockholder’s relevant holding period (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like); provided, however, that repurchases for death and qualifying disabilities of stockholders are repurchased at a repurchase price equal to 100% of the applicable Estimated Per Share NAV of each share class. The Board’s determination of the estimated values of each of the K Shares, K-I Shares and K-T Shares shall serve as the most recent estimated value for K Shares, K-I Shares, and K-T Shares for purposes of the Share Repurchase Program, effective June 10, 2021.

For a full description of the Share Repurchase Program, please see our most recent prospectus.

Volume Discounts

The following supersedes and replaces the section titled, “Plan of Distribution—Volume Discounts” beginning on page 240 of the Prospectus:

The dealer manager may, at its sole discretion, enter into an agreement with a participating broker-dealer whereby such participating broker-dealer may aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions. Any reduction in the selling commissions arising from such volume discounts would be prorated among the separate subscribers.

The following table illustrates the various selling commissions discount levels that will be offered to qualifying purchasers by participating broker-dealers for K Shares purchased in this offering:

Dollar Amount of K Shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Purchase Price Per K Share to Investor
$499,999 or less	7.0%	3.0%	$9.85
$500,000 – $999,999	6.0%	3.0%	$9.75
$1,000,000 – $1,999,999	5.0%	3.0%	$9.66
$2,000,000 – $2,999,999	4.0%	3.0%	$9.56
$3,000,000 – $4,999,999	3.0%	3.0%	$9.47
$5,000,000 – $9,999,999	2.0%	3.0%	$9.38
$10,000,000 and above	1.0%	3.0%	$9.29

The table above is calculated assuming a purchase price (prior to any discounts) per K Share of $9.85 per share. An investor’s purchase of K Shares may be aggregated for purposes of applying the discounts set forth in the table above.

In the event an investor wishes to have its subscriptions combined (to the extent purchases were made within one year), that investor must request such treatment in writing at the time of that person’s subscription and identify the subscriptions to be combined. Any combination request will be subject to our verification that the subscriptions to be combined are made by a single qualifying purchaser and made within one year. If the subscription agreements for the combined subscriptions of a single qualifying purchaser are submitted at the same time, then the selling commissions payable and the discounted K Share purchase price will be allocated pro rata among the combined subscriptions on the basis of the respective subscription amounts being combined. Otherwise, the volume discount provisions will apply only to the subscription that qualifies the single qualifying purchaser for the volume discount and the subsequent subscriptions of that single qualifying purchaser.

Please consult with your financial advisor and broker-dealer about the ability to receive volume discounts through any of the circumstances described above.

Entry into Agreement to Purchase Property

The following information supplements, and should be read in conjunction with, the section of our prospectus entitled “Investment Objectives, Strategy and Policies – Description of Real Estate Investments” beginning on page 121 of our prospectus:

On April 28, 2021, an affiliate of our sponsor entered into a purchase and sale agreement to purchase the Cherry Tree Inn and Suites located in Traverse City, Michigan, or the Cherry Tree Inn, for a purchase price of $15.0 million. The sellers were non-affiliated third parties, or the Seller. Pursuant to the purchase and sale agreement, on June 3, 2021 the purchaser assigned its rights under the purchase and sale agreement to a wholly owned subsidiary of our operating partnership, or the Assignee.

Pursuant to the purchase and sale agreement, on June 3, 2021, or the Initial Closing, the Assignee and the Seller entered into a ground lease, with Assignee as tenant and Seller as landlord. The ground lease commenced at Initial Closing and will expire on the earlier to occur of (a) one (1) year following the Initial Closing, (b) the Final Closing (as defined in the Purchase and Sale Agreement) and (c) the earlier termination of the Purchase and Sale Agreement, unless terminated earlier or extended by mutual consent of the parties. The rent amount payable under the ground lease is $100 per month plus all principal and interest due under the Promissory Note (as defined below), plus reimbursement of property insurance premiums applicable to the property.

Prior to the Initial Closing, the Cherry Tree Inn was encumbered by a mortgage loan, or the Current Loan. As a condition precedent to the Seller’s obligation to enter into the ground lease, at the Initial Closing, Seller and an affiliate of the sponsor entered into a loan in the principal amount of $7,689,593.65 secured by a promissory note, or the Promissory Note, and mortgage. The loan has a fixed interest rate of 5.785% per annum and matures on the earlier of (A) sixty (60) days following the termination of the Purchase Agreement prior to the Final Closing (provided, however, if the Purchase Agreement is terminated due to an event of default by Borrower, as Seller thereunder, upon such default, (B) six (6) months following the termination of the Purchase Agreement prior to the Final Closing if terminated due to an event of default by the Buyer under the Purchase Agreement, and (C) the Final Closing (as defined in the Purchase Agreement). With the proceeds from the loan, Seller caused the Current Loan to be paid in full at the Initial Closing. Pursuant to the purchase and sale agreement, at the Final Closing, Seller will pay the loan in full and Seller and the Assignee will terminate the ground lease and consummate the sale of the Cherry Tree Inn, and thereafter the Assignee will become the fee owner of the Cherry Tree Inn. We expect the Final Closing to occur within the next six months, subject to the satisfaction or waiver of certain closing conditions set forth in the purchase and sale agreement. There can be no assurance that we will complete the acquisition of the Cherry Tree Inn. We intend to acquire the Cherry Tree Inn using net offering proceeds from our public offering and debt.

On June 3, 2021, a wholly owned subsidiary of the operating partnership, or the Owner, entered into a hotel management agreement with an affiliate of the sponsor, or the Manager, to manage the Cherry Tree Inn. Under the agreement, Manager will provide all property management, financial accounting, reporting, advertising, and other operational services for the Cherry Tree Inn, and employees for operating the hotel. The Owner will fund budgeted capital expenditures and operating expenses, except those expenses not related to the operation of the hotel. The Owner is responsible for obtaining and maintaining insurance policies with respect to the property, except for insurance relating to employment matters, which is provided by Manager. Manager will receive a hotel management fee each fiscal year equal to 3% of total operating revenues of the Cherry Tree Inn. The agreement has an initial term of 10 years, with four automatic one-year renewals, unless otherwise terminated in accordance with the agreement. The agreement was approved by a majority of our board of directors (including a majority of the independent directors) not otherwise interested in the transaction as fair, competitive, and commercially reasonable and no less favorable to us than a comparable hotel management agreement between unaffiliated parties under the same circumstances.

The Cherry Tree Inn is located on the East Bay of Grand Traverse Bay in Traverse City, Michigan. Featuring 400 feet of sand beach and situated directly off US 31, the major surface street along the water in Traverse City, this property has excellent access within the local area as well as to the area highways. Traverse City is widely regarded as the premier tourist destination in the state of Michigan, with the East and West Bays of the Grand Traverse Bay being the primary attraction, while extensive golf options, wineries, casino gaming, and shopping are also available in the area. Traverse City is a year-round lodging market, with the strongest demand periods being June - October and January - March. The Cherry Tree Inn and Suites on the Beach is a unique property featuring suites, standard guestrooms, long-term stay units, and waterfront and street side units. Additionally, this property includes a lobby, sunroom, library, continental breakfast area, meeting room, indoor and outdoor swimming pools, exercise facility, whirlpool, and on-site surface parking.

Additionally, we anticipate a positive impact to expense management and overall performance at the Cherry Tree Inn and Suites on the Beach as we expect the hotel should benefit from its proximity to the Hotel Indigo Traverse City property, also owned by the Company.  We expect that various economies of scale, purchasing power, shared human resource management, sales and marketing, and revenue management efforts between the two hotels should be beneficial to the Company. We expect the Final Closing to occur within the next six months, subject to the satisfaction or waiver of certain closing conditions set forth in the purchase and sale agreement. There can be no assurance that we will complete the acquisition of the Cherry Tree Inn. We intend to acquire the Cherry Tree Inn with net offering proceeds from this offering and debt.